UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                               KOGER EQUITY, INC.

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                   500228101

                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                          Morgan, Lewis & Bockius LLP

                             801 South Grand Avenue
                             Los Angeles, CA 90017

                                 (213) 612-2500

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                August 15, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

395983.2

- -------------------------                                ----------------------
CUSIP No.  500228101                  SCHEDULE 13D         Page 2 of 7 Pages
- -------------------------                                ----------------------


- -------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Apollo Real Estate Investment Fund II, L.P.
- -------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /

                                                                (b) /X/
- -------------------------------------------------------------------------------
3   SEC USE ONLY


- -------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
          WC
- -------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                      /  /

- -------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- -------------------------------------------------------------------------------

    NUMBER OF            7    SOLE VOTING POWER
      SHARES                  582,956 shares, plus 1,130,642 shares as to which
   BENEFICIALLY               the Reporting Person has an option to acquire
     OWNED BY            ------------------------------------------------------
        EACH             8    SHARED VOTING POWER
    REPORTING                      0
   PERSON WITH           ------------------------------------------------------

                         9    SOLE DISPOSITVE POWER
                              582,956 shares, plus 1,130,642 shares as to which
                              the Reporting Person has an option to acquire
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                                        0
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,713,598
- -------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /  /


- -------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.59%
- -------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          PN
- -------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


395983.2

- -------------------------                                ----------------------
CUSIP No.  500228101                  SCHEDULE 13D         Page 3 of 7 Pages
- -------------------------                                ----------------------



- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Apollo Real Estate Advisors II, L.P.
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /  /

                                                                (b) /X /

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                OO
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)


- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
- --------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
     NUMBER OF         582,956 shares, plus 1,130,642 shares as to which the
     SHARES            Reporting Person has an option to acquire
   BENEFICIALLY     -----------------------------------------------------------
     OWNED BY       8  SHARED VOTING POWER
       EACH                   0
    REPORTING       -----------------------------------------------------------
   PERSON WITH      9  SOLE DISPOSITIVE POWER
                       582,956 shares, plus 1,130,642 shares as to which
                       the Reporting Person has an option to acquire
                   ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                             0
- -------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,713,598
- -------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /  /


- -------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               9.59%
- -------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
               PN
- -------------------------------------------------------------------------------


                          * SEE INSTRUCTIONS BEFORE FILLING OUT!


 395983.2

         This Amendment No. 1 amends and supplements the Schedule 13D, dated June 25, 1996, by Apollo Real Estate Investment Fund II, L.P., a Delaware limited partnership ("AREIF II"), and Apollo Real Estate Advisors II, L.P., a Delaware limited partnership ("AREA II"). AREIF II and AREA II are sometimes collectively referred to herein as the "Reporting Persons."

Item 3.  Source and Amount of Funds or Other Consideration.

         The first paragraph of Item 3 is hereby amended and restated in its entirety by the following:

                  As of the date hereof, the Reporting Persons are deemed to beneficially own 1,713,598 shares of Common Stock. Of that amount, AREIF II owns 582,956 shares of Common Stock and has options to purchase a total of 1,130,642 additional shares of Common Stock. The source of all funds used to acquire beneficial ownership of such shares of Common Stock was investment funds from working capital of AREIF II. None of the funds used to acquire beneficial ownership were borrowed funds or otherwise obtained for the purpose of acquiring Common Stock. AREA II, managing general partner of AREIF II, is deemed to beneficially own the shares of Common Stock beneficially owned by AREIF II. The shares of Common Stock beneficially owned by the Reporting Persons were acquired as described below.

         The following is inserted at the end of Item 3:

                  Pursuant to the terms of each of the TCW Option Agreement and the Tyndall Option Agreement, ARIEF II extended the expiration of the irrevocable option to purchase granted in each such agreement.

                  Between July 17, 1996 and the date hereof, AREIF II purchased in the open market an additional 241,000 shares of Common Stock for an aggregate consideration, including brokerage commissions, of approximately $3,533,834.

                               Page 4 of 7 Pages

395983.2

Item 5.  Interest in Securities of the Issuer.

         Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety by the following:

                  (a) and (b) As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 1,713,598 shares of the Common Stock, which constitutes approximately 9.59% of the Common Stock outstanding.*

                  AREIF II owns 582,956 shares of Common Stock, as to which it has sole voting and dispositive power. AREA II, general partner of AREIF II, is deemed to beneficially own such 582,956 shares of Common Stock and have sole voting and dispositive power.

                  By the terms of the TCW Option Agreement and the Tyndall Option Agreement (each of which is attached as an exhibit to the initial Schedule 13D and incorporated herein by reference), AREIF II has the right to acquire another 1,130,642 shares of Common Stock.

         Item 5(c) is hereby amended to include the following:

                  Schedule I attached hereto sets forth a list of each transaction in Common Stock that was effected by the Reporting Persons since the most recent filing on Schedule 13D by the Reporting Persons.

- --------
         * All calculations of percentages of beneficial ownership in this Schedule 13D are based on there being 17,873,866 shares of Common Stock outstanding, as of August 1, 1996, as disclosed in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1996.

                               Page 5 of 7 Pages

395983.2

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 1996

                       APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                       By:  Apollo Real Estate Advisors II, L.P.
                             General Partner

                            By:   Apollo Real Estate Capital Advisors II, Inc.
                                   General Partner

                                  By:  /s/ Michael D. Weiner

                                       Name:     Michael D. Weiner
                                       Title:    Vice President,
                                                 Apollo Real Estate Capital
                                                   Advisors II, Inc.

                       APOLLO REAL ESTATE ADVISORS II, L.P.

                       By:  Apollo Real Estate Capital Advisors II, Inc.
                             General Partner

                            By:   /s/ Michael D. Weiner

                                  Name:     Michael D. Weiner
                                  Title:    Vice President,
                                            Apollo Real Estate Capital
                                              Advisors II, Inc.

                               Page 6 of 7 Pages

395983.2

                                                    SCHEDULE I

The following tables set forth all transactions in Common Stock effected by the Reporting Persons since the most recent filing on Schedule 13D by the Reporting Persons.


         Type of                                                                           Number
       Transaction*                 Trade Date                Share Price                 of Shares             Location

            P                        7/15/96                     13.125                      17,300              Exchange

            P                        7/16/96                     13.125                      10,500              Exchange

            P                        7/17/96                     13.125                       4,700              Exchange

            P                        8/12/96                     14.384                      34,400              Exchange

            P                        8/13/96                     15.000                      80,300              Exchange

            P                        8/14/96                     14.875                       5,700              Exchange

            P                        8/15/96                     14.853                      50,000              Exchange

            P                        8/16/96                     14.75                        1,600              Exchange

            P                        8/19/96                     14.75                        3,800              Exchange

            P                        8/20/96                     14.875                      32,700              Exchange

*        "P" indicates a purchase of Units, "S" indicates a sale of Units.

                                               Page 7 of 7 Pages

395983.2